SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                          SeraCare Life Sciences, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    81747Q100
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 26, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Black Horse Capital LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        651,207

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        651,207

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        651,207

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.8%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Black Horse Capital (QP) LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        190,030

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        190,030

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        190,030

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Black Horse Capital Offshore Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        149,088

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        149,088

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        149,088

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%

14. TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Black Horse Capital Management LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        841,237

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        841,237

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        841,237

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3%

14. TYPE OF REPORTING PERSON*
        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Black Horse Capital Advisors LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        190,030

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        190,030

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        190,030

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%

14. TYPE OF REPORTING PERSON*
        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Dale Chappell

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        990,325

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        990,325

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        990,325

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.4%

14. TYPE OF REPORTING PERSON*
        IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Brian Sheehy

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        990,325

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        990,325

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        990,325

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.4%

14. TYPE OF REPORTING PERSON*
        IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, no par value, ("Common Stock") of SeraCare Life Sciences, Inc. ("Issuer"). The Issuer's principal executive office is located at 1935 Avenida del Oro, Suite F Oceanside, California 92056.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D are:

     Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"), Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"), Dale Chappell, a United States citizen ("Mr. Chappell") and Brian Sheehy, a United States citizen. The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the "Reporting Persons."

     BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

     The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111.

     The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of each of BH Management and BH Advisors is providing investment management services.

     The principal occupation of each of Mr. Chappell and Mr. Sheehy is serving as the managing member of each of BH Management and BH Advisors.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Domestic Fund acquired its 651,207 shares of Common Stock at an aggregate cost of $2,184,550.57. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Domestic Fund.

     The QP Fund acquired its 190,030 shares of Common Stock at an aggregate cost of $637,533.06. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the QP Fund.

     The Offshore Fund acquired its 149,088 shares of Common Stock at an aggregate cost of $500,221.43. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Offshore Fund.

ITEM 4.  Purpose of Transaction.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes, with no purpose of changing or influencing control of the Company and not in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     On March 22, 2006, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). The Company is currently operating its business as a debtor-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 case of the Company (the "Chapter 11 Case") is being administered as Case No. 06-00510-LA11.

     One or more of the Reporting Persons joined an Ad Hoc Committee of Equityholders (the "Ad Hoc Committee") of the Company. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

     The Reporting Persons have been closely monitoring the Chapter 11 Case. On June 26, 2006, the Ad Hoc Committee filed a motion (the "Motion") with the Bankruptcy Court for an order granting relief from the automatic stay to the Ad Hoc Committee, in order to allow the members of the Ad Hoc Committee to file a summary application with the California Superior Court to compel the Company to hold promptly its annual meeting of shareholders for the purpose, among other potential business, of electing directors. The Motion requested, in the alternative, that the Bankruptcy Court issue an order to terminate the Company's period of exclusivity to allow the Ad Hoc Committee or any other interested party to file a plan of reorganization and to solicit votes for such a plan.

     The Reporting Persons have been, and reserve the right further to be in contact with, members of the Company's management, members of the Company's Board of Directors, other significant shareholders and others regarding alternatives that the Company could employ to protect and maximize shareholder value and, in particular, regarding the direction and outcome of the Chapter 11 Case. It is the present intention of the Reporting Persons to continue discussions with the Company and to seek an agreement with the Company regarding a mutually acceptable plan of reorganization (subject to approval of the Bankruptcy Court and other required approvals, if any), which agreement or plan may contemplate, among other things, the provision of equity or debt financing by the Reporting Persons (as well as by other members of the Ad Hoc Committee, potentially) and changes in the size and/or composition of the Company's Board of Directors. There can be no assurance that such an agreement with the Company will be reached or that it will contain any or all of the terms contemplated above, and nothing in this filing is intended or should be construed to describe any intention, plan or proposal of or by the Company, its management or its Board of Directors. The Reporting Persons reserve the right to pursue alternative courses of action, including in the event that such an agreement with the Company is not reached or the Reporting Persons determine at any time to abandon the seeking of such an agreement.

     Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  The Reporting Persons beneficially own:

          (i) The Domestic Fund beneficially owns 651,207 shares of Common Stock representing 4.8% of all of the outstanding shares of Common Stock.

          (ii) The QP Fund beneficially owns 190,030 shares of Common Stock representing 1.4% of all of the outstanding shares of Common Stock

          (iii) The Offshore Fund beneficially owns 149,088 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock.

          (iv) BH Management, as the managing general partner of each of the Domestic Fund and QP Fund, may be deemed to beneficially own the 841,237 shares of Common Stock held by them, representing 6.3% of all of the outstanding shares of Common Stock.

          (v) BH Advisor, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 149,088 shares of Common Stock held by it, representing 1.1% of all of the outstanding shares of Common Stock.

          (vi) Messrs. Chappell and Sheehy may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by BH Management and BH Advisors.

          (vii) Collectively, the Reporting Persons beneficially own 990,325 shares of Common Stock representing 7.4% of all of the outstanding shares of Common Stock.

     (b) Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 651,207 shares of Common Stock beneficially owned by the Domestic Fund.

     QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 190,030 shares of Common Stock beneficially owned by the QP Fund.

     Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 149,088 shares of Common Stock beneficially owned by the Offshore Fund.

     Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 651,207 shares of Common Stock beneficially owned by the Domestic Fund.

     QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 190,030 shares of Common Stock beneficially owned by the QP Fund.

     Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 149,088 shares of Common Stock beneficially owned by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
23-June-06    Common           62,529              $4.4395
26-June-06    Common            6,575              $4.4500
26-June-06    Common               66              $4.3000
27-June-06    Common              330              $4.5000

     The following transactions were effected by the QP Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
23-June-06    Common           18,249              $4.4395
26-June-06    Common            1,919              $4.4500
26-June-06    Common               19              $4.3000
27-June-06    Common               95              $4.5000

     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
23-June-06    Common           14,322              $4.4395
26-June-06    Common            1,506              $4.4500
26-June-06    Common               15              $4.3000
27-June-06    Common               75              $4.5000

     The above transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None other than what has been disclosed in Item 4.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Directors and Executive Officers of the Offshore Fund

     Exhibit B - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:   July 7, 2006

                  BLACK HORSE CAPITAL LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                         By: /s/ Dale Chappell
                             ----------------------------------
                                 Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL (QP) LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                         By: /s/ Dale Chappell
                             ----------------------------------
                                 Dale Chappell, Managing Member


                  Black Horse Capital Offshore Ltd.


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Director


                  BLACK HORSE CAPITAL MANAGEMENT LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL ADVISORS LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member



                  /s/ Dale Chappell
                  -----------------
                      Dale Chappell


                  /s/ Brian Sheehy
                  ----------------
                      Brian Sheehy

                                    EXHIBIT A

        DIRECTORS AND EXECUTIVE OFFICERS OF Black Horse Capital Offshore Ltd.

1.   Brian Sheehy (See Item 2)

2.   Dale Chappell (See Item 2)

3.   Jim Matheson

     Principal business address:
     Flagship Ventures
     One Memorial Drive, 7th Floor
     Cambridge, Massachusetts 02142

     Mr. Matheson's primary business occupation is serving as a general partner of an early-stage venture capital firm.

There are no executive officers.

                                    EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SeraCare Life Sciences, Inc. dated as of July 7, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   July 7, 2006

                  BLACK HORSE CAPITAL LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                         By: /s/ Dale Chappell
                             ----------------------------------
                                 Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL (QP) LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                         By: /s/ Dale Chappell
                             ----------------------------------
                                 Dale Chappell, Managing Member


                  Black Horse Capital Offshore Ltd.


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Director


                  BLACK HORSE CAPITAL MANAGEMENT LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL ADVISORS LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member



                  /s/ Dale Chappell
                  -----------------
                      Dale Chappell


                  /s/ Brian Sheehy
                  ----------------
                      Brian Sheehy